   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1997

                                                   Registration No._____________
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   ----------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   ----------
              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                                       06-1320610
  (State or Other Jurisdiction of                        (IRS Employer
   Incorporation or Organization)                       Identification No.)

             304 VASSAR STREET, CAMBRIDGE, MA 02139 (617) 374-9800
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                              ARTHUR M. TOSCANINI
                            Chief Financial Officer
                               304 Vassar Street
                              Cambridge, MA 02139
                                 (617) 374-9800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                                   ----------
                                    COPY TO:
                             Steven C. Browne, Esq.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 High Street
                               High Street Tower
                          Boston, Massachusetts 02110
                                 (617) 248-7000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------

                        CALCULATION OF REGISTRATION FEE

                                                                Proposed          Proposed
                Title of                                        MAXIMUM           MAXIMUM
                 Shares                       Amount to      Offering Price       Aggregate           Amount of
            to be Registered                be Registered     Per Share/(1)/  Offering Price/(1)/ Registration Fee/(2)/
-------------------------------------------------------------------------------------------------------------------
Common Stock, $ .01 par value              3,255,731 shares          $37.50    $122,089,912.50           $36,016.52
-------------------------------------------------------------------------------------------------------------------
Preferred Stock Purchase Rights/(3)/              -                     -             -                      -
-------------------------------------------------------------------------------------------------------------------

/(1)/ Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

/(2)/ Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the Common Stock of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") on the Nasdaq National Market on December 18, 1997.

/(3)/ Pursuant to the Company's Rights Agreement, one right to purchase a unit of preferred stock of the Company (each a "Preferred Stock Purchase Right" or "Right") is deemed to be delivered with each share of Common Stock issued by the Company. The Rights currently are not separately transferable apart from the Common Stock, nor are they exercisable until the occurrence of certain events. Accordingly, no independent value has been attributed to the Rights.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 23, 1997

                                   PROSPECTUS

                                3,255,731 SHARES

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.


                                  COMMON STOCK

                            -----------------------

     This Prospectus relates to the sale of up to 3,255,731 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge Technology Partners" or the "Company") by certain stockholders of the Company (collectively, the "Selling Stockholders"). The Selling Stockholders may sell the Shares from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as principal, or both. See "Selling Stockholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares (other than selling commissions).

     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "CATP." On December 18, 1997, the last reported sale price for the Common Stock of the Company on the Nasdaq National Market was $38.125 per share.

                            -----------------------

     SEE "RISK FACTORS" ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            -----------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -----------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LAWFULLY MADE.

                            -----------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

             The date of this Prospectus is                      .
                                            --------------- -----

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are necessarily summaries of such documents, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matters involved. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Arthur M. Toscanini, Chief Financial Officer, Cambridge Technology Partners, 304 Vassar Street, Cambridge, Massachusetts 02139 (telephone: (617) 374-9800).

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-21040):

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

     3. The Company's Current Reports on Form 8-K dated July 1, 1997, November 20, 1997 and December 8, 1997.

     4. The description of the Company's Common Stock, $.01 par value per share, contained in the Registration Statement on Form 8-A filed under the Exchange Act with the Commission on December 24, 1992, including any amendment or report filed for the purpose of updating such description.

     5. The description of the preferred stock purchase rights which accompany each share of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act with the Commission on July 1, 1997, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge Technology Partners" or the "Company") is an international consulting and systems integration firm which provides services for strategic consulting, process innovation, custom and package software deployment (including Enterprise Resource Planning Applications), networking and training to rapidly deliver strategic business information systems. The Company provides the majority of its services on a fixed-price, fixed-timetable model with client involvement at all stages of the process. In performing its services, the Company employs a rapid development methodology using an iterative approach and features facilitated workshops that bring together key client users, executives and information technology ("IT") professionals to achieve consensus on the business case, strategic objectives, and functionality of a software application. The Company believes that this approach permits the delivery of results in unprecedented time frames - typically within three to twelve months.

     The Company's IT and management consulting services are offered at the enterprise-wide, specific business process and application software levels of an organization. Upon the completion of initial management consulting engagements, the Company typically designs and develops one or more strategic software applications, which often include custom and third-party package software, and then rolls-out such applications to the organization's end-users. These software applications are selected and designed to achieve a competitive advantage, enhance the efficiency and functionality of specific business processes, and support financial goals. The Company may also assist its clients in providing end-user training for managing the organizational changes that accompany the roll-out of new applications and the assimilation of such applications into production environments. The Company also provides enterprise-wide consulting services, including network consulting and IT strategy services, to help clients establish their internal IT strategies and implement the recommended technology solutions.

     The Company's principal offices are located at 304 Vassar Street, Cambridge, Massachusetts 02139 and the Company's telephone number is (617) 374-9800.

                              RECENT DEVELOPMENTS

     On November 24, 1997, the Company acquired all of the outstanding share capital and options to acquire ordinary shares of Peter Chadwick Holdings Limited, a company organized under the laws of England ("Peter Chadwick"), pursuant to that certain Share and Option Purchase Agreement, dated as of November 24, 1997 (the "Purchase Agreement"), by and among the Company and the parties listed therein (the "Acquisition") in exchange for 3,255,731 shares of the Company's Common Stock. The Acquisition has been accounted for under the "pooling-of-interests" method. Upon the closing of the Acquisition, each of Quentin Baer and Ian Clarkson (each an officer of Peter Chadwick) became an executive vice president of the Company. Each of the Selling Stockholders acquired his, her or its Shares as a result of the Acquisition.

     Peter Chadwick is a U.K.-based management consulting firm which specializes in the implementation of operational strategies and performance improvement programs. The Acquisition provides the Company with additional consulting capabilities, industry experience and geographic reach. Peter Chadwick's 325 professionals will augment the Company's existing management consulting staff resulting in approximately 500 professionals worldwide. Peter Chadwick also brings additional consulting services, including change implementation services, to the Company's service offerings. Together, the Company and Peter Chadwick will have the ability to provide end-to-end business transformation services to clients by identifying opportunities for business operations change, implementing those changes and deploying supporting applications.

                                  RISK FACTORS

This Prospectus includes forward-looking statements which involve risks and uncertainties, particularly as to net revenues and profits, capital expenditures, future liquidity needs, working capital needs, and project personnel costs, general and administrative expenses, sales and marketing expenses, and other costs as a percentage of net revenues. The Company's actual future results may differ significantly from those stated in any forward-looking statements. While it is impossible to identify each factor and event that could affect the Company's results, in addition to the other information in this Prospectus and the information incorporated in this Prospectus by reference, the following investment considerations should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

Difficulty of Integrating Peter Chadwick.  The Acquisition was completed on
----------------------------------------
November 24, 1997. The successful integration of the Company and Peter Chadwick is important to the future financial performance of the combined enterprise.
The anticipated benefits of the Acquisition may not be achieved unless, among other things, the operations of Peter Chadwick are successfully combined with those of the Company in a timely manner. The diversion of the attention of management, and any difficulties encountered in the transition process, could have an adverse impact on the revenues and operating results of the combined enterprise. There can be no assurance that the Company will be able to successfully integrate Peter Chadwick into the operations of the Company.

Management of Growth.  The Company is currently experiencing a period of growth
--------------------
which has placed, and could continue to place, a strain on the Company's financial and other resources. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial and other internal systems, and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of an expanding business.

Attraction and Retention of Employees.  The Company's business involves the
-------------------------------------
delivery of professional services and is labor-intensive. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly project managers and client managers and other senior technical personnel. Qualified project managers are in particularly great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain existing project managers, client managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of a significant number of the Company's project managers, client managers and other senior personnel could have a material adverse impact on the Company, including its ability to secure and complete engagements.

Variability of Quarterly Operating Results.  Variations in the Company's
------------------------------------------
revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of working days in a quarter, employee hiring and utilization rates, acceptance and profitability of the Company's services in new territories, and integration of companies acquired. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new clients and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses. The Company's engagements generally are terminable without client penalty. An unanticipated termination of a major project could require the Company to maintain or terminate under-utilized employees, resulting in a higher than expected number of unassigned persons or higher severance expenses. While professional staff must be adjusted to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing client projects and participate with the Company's sales force in securing new client assignments. Because substantially all of the Company's engagements are performed on a fixed-price basis, the Company also bears the risk of cost overruns and inflation. In addition, in order to meet client demand, the Company expects to continue to increase its professional staff and to open additional sales and operations offices in 1998. Although the Company's plans to open offices and hire personnel are driven in response to increased demand for the Company's information technology consulting and software development services, a portion of these expenses will be incurred in anticipation of increased demand. Operating results and liquidity may be adversely affected if market demand and revenues do not increase as anticipated.

Competition.  The information technology consulting and software development
-----------
market comprises a large number of participants, is subject to rapid changes, and is highly competitive. The market includes participants from a variety of market segments, including systems consulting and integration firms, contract programming companies, application software firms, the professional service groups of computer equipment companies such as Hewlett-Packard Company, IBM, and Digital Equipment Corporation, facilities management and MIS outsourcing companies, "Big Four" accounting firms, and general management consulting firms. The Company's competitors also include companies such as Andersen Consulting, Technology Solutions Corporation, American Management Systems, Cap Gemini America, the consulting division of Computer Sciences Corporation, Electronic Data Systems Corporation, Sapient Corporation, the Renaissance Solutions Group of The Registry, Inc. and Claremont Technology Group, Inc. The Company also faces competition from information services organizations within potential clients. Some participants in the information technology consulting and software development market have significantly greater financial, technical and marketing resources and greater name recognition than Cambridge Technology Partners, and generate greater systems consulting and integration revenues than does Cambridge Technology Partners. In addition, the custom software development and systems integration market is highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company believes that its ability to compete depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate senior project managers, the ownership by competitors of software used by potential clients, the development by others of software that is competitive with the Company's products and services, the price at which others offer comparable services, and the extent of its competitors' responsiveness to customer needs.

International Operations.  The Company derived approximately $91.7 million and
------------------------
$89.7 million, or 34% and 31% of its total revenues, from customers outside of the United States and Canada in 1996 and in the nine months ended September 30, 1997, respectively (giving effect to the Acquisition, as if it had been completed at the beginning of the reported periods). The Company's international business is subject to a number of risks, including difficulties in building and managing foreign operations, difficulties in translating its methodologies into foreign languages, market acceptances of the Company's services, fluctuations in the value of foreign currencies, and unexpected regulatory, economic or political changes in foreign markets. There can be no assurance that these factors will not adversely affect the Company and its financial results.

Intellectual Property Rights.  The Company's success is dependent upon its
----------------------------
software development and consulting methodology and other proprietary intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements and technical measures, and copyright and trademark laws to protect its proprietary rights. The Company presently holds no patents or registered copyrights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops object-oriented software components that can be reused in software application development and certain foundation and application software projects, or software "tools," most of which remain the property of the Company. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

                                USE OF PROCEEDS

The proceeds from the sale of each Selling Stockholder's Shares will belong to such Selling Stockholder. The Company will not receive any of the proceeds from such sales of the Shares.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock of the Company beneficially owned before this offering by each Selling Stockholder and the maximum number of Shares that each Selling Stockholder may offer and sell pursuant to this Prospectus. Other than Parnib Belgie NV, which owns approximately 1.2% of the outstanding shares of the Company's Common Stock prior to this offering, each of the Selling Stockholders owns less than 1% of all of the outstanding shares of Common Stock of the Company prior to this offering. Since the Selling Stockholders may sell all, some or none of their Shares, no estimate can be made of the aggregate number or percentage of shares of Common Stock of the Company that each Selling Stockholder will own upon completion of the offering to which this Prospectus relates. See "Plan of Distribution."

     The Shares offered by this Prospectus may be offered from time to time by and for the respective accounts of the Selling Stockholders named below.

                                                    SHARES BENEFICIALLY
                                                       OWNED BEFORE
                                                 THIS OFFERING AND OFFERED
SELLING STOCKHOLDERS                            PURSUANT TO THIS PROSPECTUS
--------------------                           -----------------------------
Thomas Aldridge                                            15,321
Quentin Baer(1)(8)                                          2,430
Fens Limited(2)                                           273,566
Fanmore Investments Limited(3)                             87,173
St. Helier Trust Company Limited(4)                         7,476
Eagle Place Trustees Limited                               13,266
Michael Bligh                                               4,920
Jonathan Burton                                            19,681
Charles Cable                                               9,840
Emma Carpenter                                             19,681
Ronald Chan                                                 4,920
Stephen Cheetham                                           10,355
Ian Clarkson(5)(8)                                        196,405
Arrow Nominees, Inc.(6)                                   241,464
Peter Clements(8)                                         144,059
Dereck Clow                                                19,681
Kevin Cornwell                                              4,920
Anthony Court                                               4,920
Renaud Cuignet                                              7,660
Jurgen Deiss                                               14,760
David Delvin                                               19,681
Alois Deubert                                              42,259
Charles Donald                                              2,794
Timothy Durston                                             9,840

                                                    SHARES BENEFICIALLY
                                                       OWNED BEFORE
                                                 THIS OFFERING AND OFFERED
SELLING STOCKHOLDERS                            PURSUANT TO THIS PROSPECTUS
--------------------                           -----------------------------
Jermyn Trustees (Jersey) Limited                          165,820
Stefan Falckenberg                                          4,920
Malcom Glyn(8)                                             49,582
Hans Grapenthin                                            19,681
Gavin Hall                                                  4,920
Paul Heagren                                               14,760
David Henderson                                             9,840
Marc Henrie                                                   482
Rupert Hucker                                               9,840
Mark Hughes                                                 9,840
Peter Isaac                                                22,582
Thomas Kollermeier                                          2,410
Wolfram Kurshener                                           2,554
Charles Landry                                             11,045
Daniel Lechanteaux                                          1,205
Piers Lightfoot                                            10,958
Neil Loxley                                                 4,920
Steven Marples                                             15,701
Simon Marshall                                             19,681
Keith Milburn                                               8,756
Peter Mounsey                                              39,844
Ivor Osborne                                                9,840
Parnib Belgie NV                                          620,915
Salwinder Puarr                                            17,712
Richard Raya                                               11,070
Gustavo Rojas                                                 241
Darnley Assets Limited                                      9,840
Marie-Claude Rondot                                         1,275
Gunter Schneider                                           21,406
Alfred Schuler                                              6,796
Bernard Shaw(8)                                           164,930
Jane Smart                                                 10,119
Helen-Laura Smith                                          39,844
David Smith                                                73,803
Oliver Staudacher                                          19,681
Sean Stevens                                                4,920
Garry Sutton(8)                                            96,697
Martin Thompson                                               180
Sean Tipping                                               88,564
Michael Trenouth(8)                                       142,213
James Trice(8)                                             48,892

                                                    SHARES BENEFICIALLY
                                                       OWNED BEFORE
                                                 THIS OFFERING AND OFFERED
SELLING STOCKHOLDERS                            PURSUANT TO THIS PROSPECTUS
--------------------                           -----------------------------
Mark Turek                                                4,920
John Van Daalen                                          75,062
Gerard Van Kemmel(7)(8)                                  51,413
Nicolaus Von Baillou                                     10,906
Dominic Wakefield                                        26,533
Michael Warren                                            6,204
Alex Watson                                              19,681
Emile Weekers                                            44,876
Andrew Wells                                              1,105
Terence White                                             4,920
Owen Williams                                             4,920
Paul Whysall                                              9,840
                                                      ---------
      TOTAL:                                          3,255,731
                                                      =========

 ---------------------
(1) Quentin Baer is an Executive Vice President of the Company. Mr. Baer is also among the class of beneficiaries that may receive a beneficial interest in all or some or none of the 273,566, 87,173 and 7,476 Shares held under the name of Fens Limited, Fanmore Investments Limited and St. Helier Trust Company, respectively, pursuant to the terms of certain trust arrangements, as more fully described in footnotes 2, 3 and 4 herein.

(2) Fens Limited is owned by the trustees of the Jersey Baer Trust, a trust of which Quentin Baer is a beneficiary (the "Jersey Baer Trust").

(3) Fanmore Investments Limited is owned by the trustees of the 1995 Baer Trust (the "1995 Baer Trust"), a trust of which Quentin Baer, his wife, children and such other persons as may later be added by the trustees of such trust are beneficiaries.

(4) St. Helier Trust Company Limited are the trustees of the Quentin Baer Grandchildren's Settlement, a trust of which Quentin Baer, his wife, children and such other persons as may later be added by the trustees of such trust are beneficiaries (the "QB Trust," and together with the Jersey Baer Trust and the 1995 Baer Trust, the "Baer Trusts").

(5) Ian Clarkson is an Executive Vice President of the Company. Mr. Clarkson is also among the class of beneficiaries that may receive a beneficial interest in all or some or none of a portion of the Shares (up to 174,245 Shares) held under the name of Arrow Nominees, Inc. pursuant to certain trust arrangements, as more fully described in footnote 6 herein. Mr. Clarkson disclaims beneficial ownership of such Shares.

(6) Arrow Nominees, Inc. are the nominees for the trustees of The Ian Clarkson Interest in Possession Settlement, dated May 31, 1988, a trust of which Ian Clarkson, his wife and children are beneficiaries (the "Clarkson Trust"), and pursuant to the terms of the Clarkson Trust, Ian Clarkson may be allocated, as a beneficiary thereof, a beneficial interest in all or some or none of a portion of the Shares held under the name of Arrow Nominees, Inc. (up to 174,245 Shares), which allocation among the beneficiaries is in the sole discretion of the trustees. Mr. Clarkson disclaims beneficial ownership of such Shares.

(7) Gerard Van Kemmel is a Vice President of the Company.

(8) Such person is an officer of Peter Chadwick.

     All of the Selling Stockholders acquired his, her or its Shares in connection with the Acquisition described under "Recent Developments." None of the Selling Stockholders has had any material relationship with the Company or any of its affiliates within the past three years except as described under "Recent Developments" and this Section.

     Each Selling Stockholder represented to the Company that such Selling Stockholder was acquiring his, her or its Shares without any present intention of effecting a distribution of those Shares. In recognition of the fact, however, that the Selling Stockholders may want to be able to sell their Shares when they consider it appropriate, in connection with the Acquisition, the Company agreed to file the Registration Statement with the Commission to permit the public sale of the Shares and to use all reasonable efforts to keep the Registration Statement effective until the earlier of two years from its effective date or the sale of all of the Shares pursuant to Rule 144 under the Securities Act or the Registration Statement. The Company will prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep it effective during such period.


                              PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time by the Selling Stockholders for their own accounts, subject to any contractual agreements by the Selling Stockholders with respect to sales and the requirements relating to sales of Shares under the "pooling-of-interests" accounting method. In connection with the Acquisition, 325,557 Shares are being held in escrow until November 24, 1998 to cover any reimbursable claims under the Purchase Agreement and related Acquisition agreements. The number of shares of Common Stock beneficially owned and offered pursuant to this Prospectus by each Selling Stockholder as set forth in the table under "Selling Stockholders" above includes Shares held in such escrow for the account of such Selling Stockholder. Shares held in escrow for the account of each Selling Stockholder may not be sold until released from escrow. To the extent Shares held in escrow are returned to the Company in satisfaction of reimbursable claims, the number of Shares offered pursuant to this Prospectus will be reduced by the number of Shares so returned to the Company. The Company will receive none of the proceeds from this offering. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares.

     The sale of the Shares by the Selling Stockholders is not subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Without limiting the generality of the preceding sentence, the Shares held by Fens Limited and Fanmore Investments Limited (the "Offshore Companies") may at any time without consideration be transferred to the shareholder of the relevant Offshore Company. The Offshore Companies are owned pursuant to the terms of the respective Baer Trusts. The respective Baer Trusts may, in the future, transfer without further consideration the Offshore Companies or Shares held by the Offshore Companies or St. Helier Trust Limited as appropriate to a trust (or trusts) with the same or similar beneficiaries, including Quentin Baer (each such trust hereinafter, a "Transferee"). This Prospectus is expressly intended to cover and allow any Shares transferred to such Transferee to be sold by such Transferee pursuant to this Prospectus. The Shares offered by the Selling Stockholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Stockholders may sell their Shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the Selling Stockholders in the sale of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares placed by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

     Any Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.


                                    EXPERTS

     The supplemental consolidated balance sheets as of December 31, 1996 and 1995 and the supplemental consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 of the Company included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of the Company incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS


(a) Supplemental Consolidated Financial Statements
--------------------------------------------------

      Report of Independent Accountants                                      F-2

      Supplemental Consolidated Balance Sheets as of December 31,            F-3
         1996 and 1995

      Supplemental Consolidated Statements of Operations for the             F-4
         Years Ended December 31, 1996, 1995, and 1994

      Supplemental Consolidated Statements of Stockholders' Equity           F-5
         for the Years Ended December 31, 1996, 1995, and 1994

      Supplemental Consolidated Statements of Cash Flows for the             F-6
         Years Ended December 31, 1996, 1995, and 1994

      Notes to Supplemental Consolidated Financial Statements                F-7

(b) Supplemental Unaudited Interim Consolidated Financial Statements
--------------------------------------------------------------------

      Supplemental Consolidated Balance Sheets as of September 30,           S-1
         1997 and December 31, 1996

      Supplemental Consolidated Statements of Operations for the             S-2
         Three and Nine Months Ended September 30, 1997 and 1996

      Supplemental Consolidated Statements of Cash Flows for the             S-3
         Nine Months Ended September 30, 1997 and 1996

      Notes to Supplemental Interim Consolidated Financial Statements        S-4

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cambridge Technology Partners (Massachusetts), Inc.:

We have audited the accompanying supplemental consolidated balance sheets of Cambridge Technology Partners (Massachusetts), Inc. as of December 31, 1996 and 1995, and the related supplemental consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of Cambridge Technology Partners (Massachusetts), Inc. and Peter Chadwick Holdings Limited completed on November 24, 1997, which has been accounted for as a pooling of interests as described in Note A to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. after financial statements covering the date of consummation of the business combination are issued.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cambridge Technology Partners (Massachusetts), Inc., as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

                                       Coopers & Lybrand L.L.P.

                                       /s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts
December 15, 1997

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                   December 31,
                                                                 -----------------
                                                                   1996     1995
                                                                 --------  -------
ASSETS
Current assets:
 Cash and cash equivalents                                       $ 26,087  $11,081
 Investments held to maturity                                      12,727    8,544
 Accounts receivable, less allowance of $1,670 and $1,152
   at December 31, 1996 and 1995, respectively                     60,186   38,571
 Unbilled revenue on contracts                                      4,087    2,897
 Deferred income taxes                                                161        -
 Prepaid expenses and other current assets                         17,831    8,639
                                                                 --------  -------
   Total current assets                                           121,079   69,732

Property and equipment, net                                        20,591   13,413
Other assets                                                        3,462    1,716
Goodwill, net                                                       2,512    3,311
                                                                 --------  -------
   Total assets                                                  $147,644  $88,172
                                                                 ========  =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                $ 12,938  $ 7,586
 Accrued expenses                                                  24,188   16,581
 Deferred revenue                                                   5,453    3,108
 Deferred income taxes                                                  -      786
 Borrowings under revolving credit facility                             -      325
 Income taxes payable                                               6,173    3,932
 Obligations under capital leases, current                             74      181
                                                                 --------  -------
   Total current liabilities                                       48,826   32,499

Obligations under capital leases                                      162      221
Deferred income taxes                                                 471       89

Commitments and contingencies

Stockholders' equity:
 Common stock, $.01 par value, authorized 120,000,000 shares;
   issued and outstanding 51,687,220 and 48,851,182
   at December 31, 1996 and 1995, respectively                        517      489
 Additional paid-in capital                                        49,385   27,680
 Retained earnings                                                 48,158   26,934
 Foreign currency translation adjustment                              125      260
                                                                 --------  -------
   Total stockholders' equity                                      98,185   55,363
                                                                 --------  -------
   Total liabilities and stockholders' equity                    $147,644  $88,172
                                                                 ========  =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                      YEARS ENDED DECEMBER 31,
                                                                   ------------------------------
                                                                     1996       1995        1994
                                                                   ---------  ---------   -------
Net revenues                                                        $272,878   $179,667   $112,590
Costs and expenses:
 Project personnel                                                   124,544     83,273     53,469
 General and administration                                           32,019     22,906     14,314
 Sales and marketing                                                  23,127     18,647     13,402
 Other costs                                                          52,537     29,223     18,760
 Business combination costs                                            1,195      1,333          -
                                                                    --------   --------   --------
   Total operating expenses                                          233,422    155,382     99,945
                                                                    --------   --------   --------

Income from operations                                                39,456     24,285     12,645

Other income (expense):
 Interest income                                                       1,009        817        393
 Interest expense                                                        (71)      (373)      (166)
 Gain on sale of AdValue                                                   -        909          -
 Foreign exchange (loss) gain                                           (141)        92         28
                                                                    --------   --------   --------
Income before income taxes                                            40,253     25,730     12,900
Provision for income taxes                                            16,228     10,072      4,791
                                                                    --------   --------   --------
Net income                                                          $ 24,025   $ 15,658   $  8,109
                                                                    ========   ========   ========

Net income per share                                                $    .42   $    .28   $    .16
                                                                    ========   ========   ========

Pro forma data (unaudited) (Note K):
 Historical income before income taxes                              $ 40,253   $ 25,730   $ 12,900
 Provision for income taxes:
   Historical income taxes                                            16,228     10,072      4,791
   Pro forma increase to historical income taxes                           -        215        517
                                                                    --------   --------   --------
 Pro forma net income                                               $ 24,025   $ 15,443   $  7,592
                                                                    ========   ========   ========

 Pro forma net income per share                                     $    .42   $    .28   $    .15
                                                                    ========   ========   ========

Weighted average number of common and
 common equivalent shares outstanding                                 57,893     55,118     51,383
                                                                    ========   ========   ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
         SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)


                                                                                            Additional
                                                                     Number of       Par      Paid-In
                                                                      Shares        Value     Capital
                                                                   --------------- --------- -----------
Balance, December 31, 1993, as reported                               14,768,228      $148      $4,482
  Pooling of interests with Peter Chadwick Holdings Limited            3,255,731        33         187
                                                                   ------------- --------- -----------
Balance, December 31, 1993, as stated                                 18,023,959       181       4,669

  Issuance of common stock in
    public offering, net of issuance cost                                500,000         5       6,895
  Issuance of common stock for acquisition of
    IOS Group AB, net of issuance cost                                   425,000         4       4,217
  Exercise of stock options                                               98,110         1         304
  Income tax benefit related to stock option exercises                        -         -          537
  Repayment of notes receivable from employees for stock
    purchased under employee stock purchase plan                              -         -           14
  Amortization of unearned compensation associated
    with stock options                                                        -         -           -
  Amortization of note receivable from officer                                -         -           -
  Foreign currency translation adjustment                                     -         -           -
  Issuance of Axiom stock under restricted stock plan                         -         -           25
  Issuance of Axiom stock under stock agreement                               -         -          297
  Issuance of Ramos stock under restricted stock plan                         -         -            1
  Issuance of Peter Chadwick stock under stock agreement                      -         -           19
  Repurchase of Axiom common stock                                            -         -         (725)
  Dividend distribution (Peter Chadwick)
  Dividend distribution (SCG)                                                 -         -           -
  Net income                                                                  -         -           -
                                                                   ------------- --------- -----------
Balance, December 31, 1994                                            19,047,069       191      16,253

  Exercise of stock options                                              342,051         4       1,788
  Income tax benefit related to stock option exercises                        -         -        3,753
  Shares issued under employee stock purchase plan                        29,650        -          579
  Repurchase of Axiom common stock                                            -         -          (53)
  Repayment of note payable related to
    repurchase of Axiom common stock                                          -         -         (284)
  Issuance of Axiom stock under stock agreement                               -         -           66
  Issuance of Ramos stock under restricted stock plan                         -         -           17
  Effect of Peter Chadwick recapitalization, net                              -         -        3,728
  Exercise of Peter Chadwick stock options                                                          12
  Foreign currency translation adjustment                                     -         -           -
  Payment on note receivable from employees for stock
    purchased under employee stock purchase plan                              -         -           36
  Amortization of unearned compensation associated
    with stock options                                                        -         -           -
  Amortization of note receivable from officer                                -         -           -
  SCG conversion to C Corporation                                             -         -        2,079
  Dividend distribution (Peter Chadwick)                                      -         -           -
  Dividend distribution (SCG)                                                 -         -           -
  Net income                                                                  -         -           -
                                                                   ------------- --------- -----------
Balance, December 31, 1995                                            19,418,770       195      27,974

  Exercise of stock options                                            1,776,193        18       8,297
  Income tax benefit related to stock option exercises                        -         -       10,555
  Shares issued under employee stock purchase plan                       124,123         1       2,070
  Issuance of Ramos stock under restricted stock plan                         -         -            5
  Shares to effect stock split                                        30,368,134       303        (303)
  Foreign currency translation adjustment                                     -         -           -
  Accretion of Peter Chadwick preferred stock                                 -         -          787
  Dividend distribution (Peter Chadwick)                                      -         -           -
  Dividend distribution (NatSoft)                                             -         -           -
  Net income                                                                  -         -           -
                                                                  --------------  -------- -----------
Balance, December 31, 1996                                            51,687,220      $517     $49,385
                                                                  ==============  ======== ===========

                                                                                             Foreign
                                                                                Receivable   Currency
                                                                    Unearned       from     Translation   Retained
                                                                  Compensation    Officer   Adjustment    Earnings
                                                                  ------------  ----------- ------------ ---------
Balance, December 31, 1993, as reported                           $       (66)  $     (62)  $     (32)   $   8,373
  Pooling of interests with Peter Chadwick Holdings Limited                 -          -         (140)       2,264
                                                                  ------------  ---------   ---------    ---------
Balance, December 31, 1993, as stated                                     (66)        (62)       (172)      10,637

  Issuance of common stock in
    public offering, net of issuance cost                                  -           -                         -
  Issuance of common stock for acquisition of
    IOS Group AB, net of issuance cost                                     -           -           -             -
  Exercise of stock options                                                -           -           -             -
  Income tax benefit related to stock option exercises                     -           -           -             -
  Repayment of notes receivable from employees for stock
    purchased under employee stock purchase plan                           -           -           -             -
  Amortization of unearned compensation associated
    with stock options                                                     57          -           -             -
  Amortization of note receivable from officer                             -           54          -             -
  Foreign currency translation adjustment                                  -           -          (15)           -
  Issuance of Axiom stock under restricted stock plan                      -           -           -             -
  Issuance of Axiom stock under stock agreement                            -           -           -             -
  Issuance of Ramos stock under restricted stock plan                      -           -           -             -
  Issuance of Peter Chadwick stock under stock agreement                   -           -           -             -
  Repurchase of Axiom common stock                                         -           -           -             -
  Dividend distribution (Peter Chadwick)                                                                       (205)
  Dividend distribution (SCG)                                              -           -           -            (80)
  Net income                                                               -           -           -          8,109
                                                                  ------------  ---------- ----------    ----------
Balance, December 31, 1994                                                 (9)         (8)       (187)       18,461

  Exercise of stock options                                                -           -           -             -
  Income tax benefit related to stock option exercises                     -           -           -             -
  Shares issued under employee stock purchase plan                         -           -           -             -
  Repurchase of Axiom common stock                                         -           -           -             -
  Repayment of note payable related to
    repurchase of Axiom common stock                                       -           -           -             -
  Issuance of Axiom stock under stock agreement                            -           -           -             -
  Issuance of Ramos stock under restricted stock plan                      -           -           -             -
  Effect of Peter Chadwick recapitalization, net                           -           -           -         (3,763)
  Exercise of Peter Chadwick stock options                                                                       -
  Foreign currency translation adjustment                                  -           -          447            -
  Payment on note receivable from employees for stock
    purchased under employee stock purchase plan                           -           -           -             -
  Amortization of unearned compensation associated
    with stock options                                                      9          -           -             -
  Amortization of note receivable from officer                             -            8          -             -
  SCG conversion to C Corporation                                          -           -           -         (2,079)
  Dividend distribution (Peter Chadwick)                                   -           -           -           (744)
  Dividend distribution (SCG)                                              -           -           -           (599)
  Net income                                                               -           -           -         15,658
                                                                  ------------  --------- -----------    ----------
Balance, December 31, 1995                                                 -           -          260        26,934

  Exercise of stock options                                                -           -           -             -
  Income tax benefit related to stock option exercises                     -           -           -             -
  Shares issued under employee stock purchase plan                         -           -           -             -
  Issuance of Ramos stock under restricted stock plan                      -           -           -             -
  Shares to effect stock split                                             -           -           -             -
  Foreign currency translation adjustment                                  -           -         (135)           -
  Accretion of Peter Chadwick preferred stock                              -           -           -           (787)
  Dividend distribution (Peter Chadwick)                                   -           -           -         (1,999)
  Dividend distribution (NatSoft)                                          -           -           -            (15)
  Net income                                                               -           -           -         24,025
                                                                  ------------  --------- -----------    ----------
Balance, December 31, 1996                                        $        -    $      -   $      125    $   48,158
                                                                  ============  =========  ==========    ==========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 Years Ended December 31,
                                                              -------------------------------
                                                                1996       1995       1994
                                                              ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                    $ 24,025   $ 15,658   $  8,109
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization                                   6,582      4,310      2,517
 Tax benefit from exercise of stock options                     10,555      3,753        537
 Provision for deferred income taxes                              (566)       425        134
 Gain on sale of AdValue                                             -       (909)         -
Changes in assets and liabilities:
 Increase in accounts receivable                               (21,508)   (14,315)    (7,215)
 Increase in unbilled revenue on contracts                      (1,203)      (595)    (2,021)
 Increase in prepaid expenses and other current assets          (9,385)    (5,472)    (1,875)
 Increase in other assets                                       (1,826)      (240)      (224)
 Increase in accounts payable                                    5,366      3,329      1,371
 Increase in accrued expenses                                    7,807      4,622      4,325
 Increase in deferred revenue                                    2,371        807      1,747
 Increase (decrease) in income taxes payable                     2,199      2,283       (907)
 Other, net                                                        124       (309)       724
                                                              --------   --------   --------
   Net cash provided by operating activities                    24,541     13,347      7,222
                                                              --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment                            (12,880)    (9,213)    (4,770)
Purchase of investments held to maturity                       (18,467)   (22,140)   (23,136)
Maturity of investments held to maturity                        14,284     24,075     13,376
Proceeds from sale of AdValue                                        -        909          -
Cash used in acquisition of business, net of cash acquired           -          -       (251)
                                                              --------   --------   --------
   Net cash used in investing activities                       (17,063)    (6,369)   (14,781)
                                                              --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Borrowings  (payments) under credit arrangements, net             (325)    (1,256)       181
Issuance of common stock, net of issuance costs                      5         17      6,920
Issuance of Peter Chadwick stock under recapitalization              -      4,350          -
Acquisition of stock from Peter Chadwick recapitalization            -     (4,350)         -
Proceeds from long-term debt                                         -          -        183
Repayment of long-term debt and capital leases                    (183)    (1,160)      (137)
Dividend distributions                                          (2,014)    (1,343)      (285)
Proceeds from employee stock purchase plan                       2,071        579          -
Proceeds from exercise of stock options                          8,315      1,804        305
Other, net                                                           -       (235)       (50)
                                                              --------   --------   --------
   Net cash provided by (used in) financing activities           7,869     (1,594)     7,117
                                                              --------   --------   --------

Effect of foreign exchange rate changes on cash                   (341)        21         23

Net increase in cash and cash equivalents                       15,006      5,405       (419)
Cash and cash equivalents at beginning of period                11,081      5,676      6,095
                                                              --------   --------   --------
Cash and cash equivalents at end of period                    $ 26,087   $ 11,081   $  5,676
                                                              ========   ========   ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

BASIS OF REPORTING

The accompanying supplemental consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") have been prepared to give retroactive effect to the acquisition of Peter Chadwick Holdings Limited ("Peter Chadwick"), a management consulting firm specializing in the implementation of operational strategies and performance improvement programs. Generally accepted accounting principles proscribe giving effect to consummated business combinations accounted for by the pooling of interests method in financial statements that do not include the date of consummation. The supplemental consolidated financial statements presented herein do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

The accompanying supplemental consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and balances have been eliminated in consolidation. Certain prior period amounts have also been reclassified to conform with current period presentation.

STOCK SPLIT

In June 1996, the Company completed a three-for-one stock split in the form of a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive effect to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying Notes to Supplemental Consolidated Financial Statements to applicable share and per share data, stock option data, and market prices per share of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split (see Note H).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose carrying amount approximates market value due to the short maturity of the investments. During 1996, in accordance with the terms of a client contract, the Company received a prepayment for services being performed in the amount of $900,000, which is included in cash and cash equivalents at December 31, 1996. The use of this cash is restricted pending completion of the project, which is expected in the fourth quarter of 1997.

INVESTMENTS

The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments are classified as investments held to maturity and mature within one year from the date of purchase. At December 31, 1996 and 1995, the Company held investment grade municipal bonds of $12.7 million and $8.5 million, respectively, which are carried at amortized cost which approximates market value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Repairs and maintenance costs are charged to operations when incurred, while betterments are capitalized. Depreciation is computed using the straight-line method based on the estimated useful lives of the various assets which range from four to fifteen years. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

INTANGIBLE ASSETS

Goodwill, related to the acquisition of IOS Group AB (see Note B) in February 1994, is being amortized over six years on a straight-line basis. The Company recorded amortization expense of $798,000 for each of the years ended December 31, 1996 and 1995, and $682,000 for the year ended December 31, 1994. As of December 31, 1996 and 1995, accumulated amortization was $2.3 million and $1.5 million, respectively. The carrying value of goodwill is subject to periodic review of realizability.

REVENUE RECOGNITION

The Company derives substantially all of its revenues from information technology and management consulting, software development and implementation, and package software evaluation and implementation services. The Company operates in one industry segment, the development and implementation of information technology solutions. Revenues derived from any maintenance and support services are immaterial to the supplemental consolidated financial statements of the Company. Revenues from software development and implementation contracts are recognized primarily on the percentage of completion method. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the changes become known. Losses on projects in progress are recognized when known. Revenues from management consulting and package software evaluation and implementation services are recognized as the service is provided, principally on a time and materials basis. Net revenues exclude reimbursable expenses charged to clients.

Deferred revenue consists of amounts received or billed in advance of services to be provided. Unbilled revenue represents amounts recognized based on services performed in excess of billings in accordance with terms of client contracts.

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE TRANSACTIONS

For non-U.S. operations, the functional currency is the applicable local currency. The translation of the functional currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated. Gains or losses resulting from foreign currency transactions are included in the results of operations.

FOREIGN EXCHANGE CONTRACTS

The Company maintains foreign exchange contracts to mitigate the risk of changes in foreign exchange rates associated with intercompany balances. The contracts relate primarily to European currencies and generally have maturities of one month. The impact of exchange rate movements on contracts are recorded in other income in the period in which the exchange rates change, generally consistent with the term of the contract. As of December, 31, 1996, the Company held foreign exchange forward contracts of approximately $7.9 million and there were no related deferred gains and losses. The Company does not hold foreign exchange contracts for trading purposes.

CONCENTRATION OF CREDIT RISK

The Company provides its services primarily to Fortune 1000 companies. The Company performs ongoing credit evaluations of its major customers and maintains reserves for potential credit losses. Such losses have been immaterial and are within management's expectation. No single customer accounted for 5% or more of total net revenues for the years ended 1996, 1995, and 1994.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to hedging instruments. The counterparties to these contracts are major financial institutions. The Corporation continually monitors its positions and credit ratings of its counterparties and limits the amount of contracts it enters into with any one party.

RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to provide estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

B.  ACQUISITIONS
    ------------

On November 24, 1997, the Company acquired all the outstanding capital stock of Peter Chadwick. This acquisition was accomplished through an exchange of 3,255,731 shares of the Company's common stock for all outstanding shares of capital stock and options to purchase ordinary shares of Peter Chadwick. This acquisition has been accounted for using the pooling of interests method of accounting. Founded in 1987 and based in the United Kingdom, Peter Chadwick specializes in the implementation of operational strategies and performance improvement programs. Peter Chadwick currently has offices in the U.K, Germany, Holland, France and the U.S. and had approximately 325 employees at the time of the acquisition. Costs, which consist primarily of investment banking fees, accounting fees, legal fees and business integration costs, related to this acquisition approximated $4.5 million and are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the fourth quarter of 1997.

On November 18, 1996, the Company acquired all the outstanding capital stock of Ramos & Associates, Inc. ("Ramos"). This acquisition was accomplished through a merger of the Company's acquisition subsidiary and Ramos in an exchange of 1,175,119 shares of the Company's common stock for all outstanding shares of capital stock of Ramos. Ramos, founded in 1991 and based in San Ramon, California, specializes in the Enterprise Resource Planning service market.
With offices in San Ramon, Dallas, Islin, New Jersey, and Chicago, Ramos had approximately 215 employees at the time of the acquisition. This acquisition has been accounted for using the pooling of interests method of accounting. Ramos was renamed Cambridge Technology Partners - Enterprise Resource Solutions, Inc. in March 1997.

On October 15, 1996, the Company acquired all the outstanding capital stock of NatSoft S.A. ("NatSoft"), a Swiss-based information technology consulting and software implementation firm. This acquisition was accomplished through an exchange of 271,714 shares of the Company's common stock for all outstanding shares of capital stock of NatSoft. With approximately 105 employees at the time of acquisition, NatSoft established the Company's entry into the Swiss market and provides the Company with a pool of multi-lingual professionals who can support projects in Southern Europe. This acquisition has been accounted for using the pooling of interests method of accounting. The Company's services in Southern Europe are operated through NatSoft and in, March 1997, NatSoft was renamed Cambridge Switzerland, S.A.

On October 17, 1995, the Company acquired Axiom Management Consulting, Inc. ("Axiom"). This acquisition was accomplished through an exchange of 1,007,898 shares (consisting of 978,360 shares of the Company's common stock and options to purchase 29,538 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of Axiom and the assumption of all outstanding options to acquire shares of capital stock of Axiom. This transaction has been accounted for using the pooling of interests method of accounting. Axiom currently operates under the name Cambridge Management Consulting.

On August 14, 1995, the Company acquired The Systems Consulting Group, Inc. ("SCG"). The acquisition was accomplished through an exchange of 2,273,994 shares (consisting of 2,168,292 shares of the Company's common stock and an option to purchase 105,702 shares of the Company's common stock) of the Company's common stock for all of the outstanding capital stock of SCG and the assumption of all outstanding options to acquire shares of capital stock of SCG. This transaction has been accounted for using the pooling of interests method of accounting. In 1996, the Company integrated SCG into its operational structure and service offerings.

The accompanying supplemental consolidated financial statements of the Company have been prepared to give retroactive effect to the acquisitions of Peter Chadwick, Ramos, NatSoft,

Axiom, and SCG in accordance with the pooling of interests requirements. All prior period historical supplemental consolidated financial statements presented herein have been restated to include the financial position, results of operations, and cash flows of these acquisitions. Costs related to these acquisitions (other than Peter Chadwick) have been charged to business combination costs in the supplemental consolidated statements of operations.

The following information presents certain statement of operations data of the Company, SCG, Axiom, NatSoft, Ramos and Peter Chadwick for the periods prior to the acquisitions. SCG and Axiom information is presented through September 30, 1995, which represents the interim period end nearest to the date of the acquisitions. NatSoft and Ramos information are presented through September 30, 1996, which represents the interim period end nearest to the date of these acquisitions. In addition, Peter Chadwick information is presented through December 31, 1996.


                              Cambridge
                              Technology                                                          Combined
                               Partners     SCG     Axiom    NatSoft   Ramos          PCH          Total
                              ----------  -------  --------  -------  -------  -----------------  --------
                                                             (in thousands)
Net revenues for the:
 Year ended
   December 31, 1994            $ 59,679  $10,315  $13,483   $ 7,825  $ 2,985       $18,303       $112,590
 Nine months ended
   September 30, 1995           $ 70,052  $13,484  $10,723   $ 9,211  $ 7,651       $16,531       $127,652
 Year ended
   December 31, 1995            $132,416                     $12,254  $11,596       $23,401       $179,667
 Nine months ended
   September 30, 1996           $141,862                     $ 8,046  $17,497       $26,384       $193,789
 Year ended
   December 31, 1996            $236,554                                            $36,324       $272,878


Net income (loss) for the:
 Year ended
   December 31, 1994            $  6,611  $ 1,261  $  (315)  $   336  $    29       $   187       $  8,109
 Nine months ended
   September 30, 1995           $  7,632  $ 1,381  $    57   $   141  $   203       $ 1,408       $ 10,822
 Year ended
   December 31, 1995            $ 12,683                     $   205  $   460       $ 2,310       $ 15,658
 Nine months ended
   September 30, 1996           $ 14,042                     $   163  $   853       $ 2,049       $ 17,107
 Year ended
   December 31, 1996            $ 21,100                                            $ 2,925       $ 24,025

In February 1994, the Company acquired all of the outstanding capital stock of IOS Group AB (now CTP Scandinavia) for 1,275,000 shares of the Company's common stock, valued on the date of acquisition at $4.2 million and $1,000 in cash. CTP Scandinavia is a Swedish-based corporation which provides open systems information technology and software development services in an enterprise-wide, client/server environment.

The 1,275,000 shares of common stock issued were restricted, as to sale or transfer, for eighteen months from the date of acquisition. The acquisition has been accounted for as a purchase and, accordingly, the results of CTP Scandinavia have been included in the Company's supplemental consolidated statements of operations from the date of acquisition.

The Company has allocated the purchase price of $4.6 million, which includes associated costs of $370,000, to the underlying assets and liabilities of CTP Scandinavia based upon their respective fair values at the time of the acquisition. The excess (approximately $4.8 million) of the purchase price over the fair value of net assets acquired is being amortized on a straight-line basis over six years.

C.    ACCOUNTS RECEIVABLE
      -------------------

Accounts receivable consist of the following (in thousands):

                                                 December 31,
                                               ----------------
                                                1996     1995
                                               -------  -------
      Contracts in process                     $48,534  $31,098
      Completed contracts                       13,322    8,625
                                               -------  -------
                                                61,856   39,723
      Less: Allowance for doubtful accounts      1,670    1,152
                                               -------  -------
                                               $60,186  $38,571
                                               =======  =======

In accordance with state government practices, a governmental client withholds a percentage of invoiced receivables as retention until final review of completed projects. At December 31, 1996 and 1995, this retention receivable totaled $1.8 million and $1.4 million, respectively, and was included in other assets. The Company expects payments to be received in 1998. The Company does not include client reimbursable expenses or other non-trade receivables as a component of net revenues. Accordingly, at December 31, 1996 and 1995 the Company reclassified approximately $5.9 million and $4.4 million of client reimbursable expenses and other non-trade receivables from accounts receivable to prepaid expenses and other current assets.

D.  INVESTMENT IN AFFILIATES
    ------------------------

The Company had a 6.3% investment interest in AdValue Media Technologies, Inc. ("AdValue") (formerly AdValue Network ("AVN"), a partnership which was formed in 1991 to develop, test, and market a centralized spot advertising computer software package). AdValue was incorporated in December 1993 to serve as the successor entity to AVN. The investment was accounted for using the equity method. On May 19, 1995, the Company sold its interest in AdValue for $909,000 in cash. The investment balance in AdValue at the time of the sale was zero, and accordingly, the Company recognized a gain of $909,000 for the period ended December 31, 1995.

E.    PROPERTY AND EQUIPMENT
      ----------------------

Property and equipment consists of the following (in thousands):


                                        December 31,
                                      ----------------
                                       1996     1995
                                      -------  -------
     Equipment                        $23,059  $13,931
     Furniture and fixtures             5,892    4,390
     Leasehold improvements             3,676    1,724
     Motor vehicles                     1,238    1,181
                                      -------  -------
       Total cost                      33,865   21,226
     Less accumulated depreciation     13,274    7,813
                                      -------  -------
                                      $20,591  $13,413
                                      =======  =======

Depreciation expense for 1996, 1995, and 1994 was $5.6 million, $3.5 million, and $1.7 million, respectively.

Equipment under capital leases, included in property and equipment, amounted to $756,000 and $763,000 at December 31, 1996 and 1995, respectively, and the related accumulated depreciation was $440,000 and $310,000 at December 31, 1996 and 1995, respectively.

F.    ACCRUED EXPENSES
      ----------------

Accrued expenses consist of the following (in thousands):

                                                       December 31,
                                                     ----------------
                                                      1996     1995
                                                     -------  -------
     Accrued payroll and payroll related expenses    $10,642  $ 8,849
     Other accrued expenses                            8,520    4,187
     Accrued value added tax                           4,571    3,033
     Deferred rent                                       455      512
                                                     -------  -------
                                                     $24,188  $16,581
                                                     =======  =======

G. REVOLVING CREDIT FACILITY
   -------------------------

The Company maintains an uncollateralized revolving credit facility (the "Facility") with Fleet National Bank ("Fleet Bank"), which was amended on June 26, 1996, among other things, to increase the amount available under the Facility from $10.0 million to $20.0 million, to extend the expiration date to June 30, 1998, from June 30, 1996, and to decrease the facility cost to .15% from .25%. The Facility was also amended to permit the Company to elect an interest rate of either Fleet Bank's prime rate in effect from time to time or a eurodollar rate, as defined, payable monthly in arrears commencing with the advance of funds. The Facility requires, among other things, the Company to maintain certain financial ratios including tangible net worth, debt to equity, and operating profitability. At December 31, 1996 and December 31, 1995, the Company was in compliance with these financial ratio requirements and no borrowings have been made under the Facility.

SCG maintained a $1.0 million revolving credit facility with Barnett Bank of South Florida, N.A. ("Barnett Bank"). This revolving credit facility bore interest at a rate per annum equal to Barnett Bank's prime rate in effect from time to time plus 1.50%, payable monthly. On June 13, 1995, the term under this revolving credit facility was extended to June 30, 1996, with maximum allowable borrowings increased to $2.5 million. In September 1995, the Company terminated this revolving credit facility and repaid the outstanding amount of $1.0 million.

Axiom maintained a $1.25 million revolving credit facility with Wells Fargo Bank, N.A. This revolving credit facility bore interest at a rate per annum equal to the prime rate in effect from time to time plus .25%, payable monthly. In December 1995, the Company repaid the outstanding amount of $501,000 and terminated this revolving credit facility.

Ramos maintained a $600,000 revolving credit facility with Westamerica Bank. This credit facility bore interest at a rate per annum equal to Westamerica Bank's index rate plus 2.25% (10.75% at December 31, 1995), payable monthly. The credit facility was collateralized by Ramos' accounts receivable and personally guaranteed by two Ramos executives. The credit facility subjected Ramos to certain restrictions and covenants related to, among other things, tangible net worth and working capital. At December 31, 1995, amounts outstanding under this credit facility were $325,000. In December 1996, the Company repaid all outstanding amounts and terminated this revolving credit facility.

H. STOCKHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION
   --------------------------------------------------------

STOCK SPLIT

In March 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock and an amendment to the Company's corporate charter to increase authorized common stock from 30 million to 120 million shares. Following stockholder approval in May 1996, the stock split was completed on June 19, 1996, in the form of a 200% stock dividend to stockholders of record on May 29, 1996. Accordingly, stockholders' equity in the supplemental consolidated balance sheets has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from paid-in-capital to common stock the par value of the additional shares arising from the stock split. All references in the accompanying Notes to Supplemental Consolidated Financial Statements to applicable share and per share data, stock option data, and market prices per share of the Company's common stock, for all periods presented, have been retroactively restated to reflect the stock split.

COMMON STOCK OFFERING

On April 6, 1994, the Company and certain stockholders of the Company completed a public offering of common stock involving the sale of 1,500,000 shares of the Company's common stock issued by the Company and six million shares of the Company's common stock held by the existing stockholders. The net proceeds to the Company from the sale of the 1,500,000 shares of common stock sold by the Company was $6.9 million. The Company invested the proceeds from the offering primarily in investment grade municipal bonds and these funds were used for general corporate purposes, including working capital to support the planned expansion of its operations and to fund capital expenditures and future acquisitions.

STOCK OPTION PLANS

Under the Company's amended 1991 Stock Option Plan (the "Option Plan"), the Company may grant incentive stock options to employees and nonqualified stock options to employees, directors, officers, and other key individuals. The Management Resource Committee of the Board of Directors administers the Option Plan, subject to approval by the Board of Directors with respect to certain matters. Options granted prior to 1997 generally vest ratably over a four year period and expire ten years from the date of grant.

In November 1997, the Board of Directors adopted the 1997 Stock Option Plan (the "1997 Option Plan") under which the Company may elect to grant nonqualified stock options to purchase up to 450,000 shares of common stock to employees and consultants of the Company. Options granted in 1997 under the Option Plan and the 1997 Option Plan generally vest over a four year period and expire five years from the date of vesting.

Stock option activity, both incentive and nonqualified, under the Option Plan is presented as follows:

                                                                 Weighted Average
                                        Option       Option       Exercise Price
                                        Shares        Price         Per Share
                                      ----------  -------------  ----------------
  Outstanding at December 31, 1993     5,788,848  $ .03-$  5.92            $ 1.93

     Granted                           3,301,713  $4.92-$  6.31            $ 5.94
     Exercised                           294,330  $ .33-$  5.17            $ 1.04
     Canceled                            247,251  $ .33-$  5.50            $ 3.93
                                      ----------  -------------            ------

  Outstanding at December 31, 1994     8,548,980  $  .03-$ 6.31            $ 3.45

     Granted                           3,860,175  $10.00-$17.25            $14.64
     Exercised                         1,025,820  $  .33-$ 6.31            $ 1.75
     Canceled                            283,215  $  .33-$17.25            $ 5.98
                                      ----------  -------------            ------

  Outstanding at December 31, 1995    11,100,120  $  .03-$17.25            $ 7.48

     Granted                           2,922,675  $15.67-$35.25            $25.71
     Exercised                         2,603,934  $  .03-$17.25            $ 3.18
     Canceled                            901,850  $  .33-$34.00            $10.97
                                      ----------  -------------            ------

  Outstanding at December 31, 1996    10,517,011  $  .33-$35.25            $13.27
                                      ==========  =============            ======

At December 31, 1996, 1995, and 1994, 4,014,783, 4,288,638, and 3,116,247
options were exercisable, respectively, under the Option Plan. In December 1994 and 1995, the Company's Board of Directors amended the Option Plan, with subsequent stockholder approval, to increase the number of shares of common stock authorized for issuance under the Option Plan from nine million to twelve million shares in 1994 and twelve million to fifteen million in 1995. In December 1996, the Company's Board of Directors further amended the Option Plan, with subsequent stockholder approval, to increase the number of shares of common stock authorized for issuance under the Option Plan from fifteen million to nineteen million shares.

The following table summarizes information about stock options outstanding at December 31, 1996:

             Options Outstanding                       Options Exercisable
----------------------------------------------------  ----------------------
                                Weighted-
                                Average    Weighted-               Weighted
                    Number      Remaining   Average     Number     Average
Range of          Outstanding  Contractual  Exercise  Exercisable  Exercise
Exercise Price    at 12/31/96     Life       Price    at 12/31/96    Price
---------------   -----------  -----------  --------  -----------  ---------
$  .33              520,023       5 Years    $  .33      520,023     $  .33
$  .67 to $ 1.34    813,881       6 Years    $ 1.00      813,881     $ 1.00
$ 1.67 to $ 5.71  1,152,762       7 Years    $ 4.44      833,052     $ 4.36
$ 5.59 to $ 6.32  1,960,985       8 Years    $ 6.04      960,277     $ 6.00
$10.00 to $17.30  3,180,847       9 Years    $14.81      887,550     $14.30
$15.67 to $28.13  2,888,513      10 Years    $25.80            -          -
                 ----------                           ----------
$  .33 to $28.13 10,517,011                            4,014,783
                 ==========                           ==========

During 1991, the Company granted, under the Option Plan, 750,000 nonqualified stock options to a key employee at an exercise price of $.03 per share, which vested over a four year period. Upon grant, unearned compensation equivalent to the market value of these options at the date of grant was charged to stockholders' equity and subsequently amortized over the vesting period. Amortization expense of $9,000 and $57,000 was recorded for the years ended December 31, 1995 and 1994, respectively. At December 31, 1996, there were no options outstanding or exercisable under this grant.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its option plans. Accordingly, no compensation expense has been recognized. Had compensation expense for the Company's stock option plans and employee stock purchase plan been determined based on the fair value at the grant date for awards under these plans consistent with the methodology proscribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per share would have been reduced by $5.3 million, or $.10 per share in 1996 and $1.1 million, or $.03 per share in 1995. The fair value of the options granted under the stock option plans and the shares issued under the employee stock purchase plan in 1996 and 1995 calculated using the Black-Scholes pricing model ranged from $4.90 to $16.90 and $2.90 and $6.00 per share, respectively. The following assumptions were used in the Black-Scholes pricing model: risk-free interest rate ranging from 5.49% to 6.9%, estimated volatility of 45%, assumed forfeiture rate of 16%, and an expected life ranging from 5 years for stock options and 6 months for shares purchased under the employee stock purchase plan.

In November 1995, Peter Chadwick established an employee stock option plan as incentive to all employees. As of December 31, 1996, Peter Chadwick had options to purchase 69,000 shares outstanding and none were exercisable. As part of the acquisition of Peter Chadwick, these options were exchanged for common stock of the Company (see Note B).

In connection with the Company's acquisition of SCG, the Company assumed all outstanding options to purchase shares of capital stock of SCG and such options were converted into options to purchase 105,702 shares of the Company's common stock at an exercise price of $.02 per share. As of December 31, 1996, options to purchase 52,802 shares of the Company's common stock were outstanding and exercisable.

In connection with the Company's acquisition of Axiom, the Company assumed all outstanding options to purchase shares of capital stock of Axiom and converted them into options to purchase 29,538 shares of the Company's common stock, as of October 17, 1995, at an exercise price of $.16 per share. As of December 31, 1996 and 1995, options to purchase 22,503 and 24,684 shares of the Company's common stock were exercisable, respectively.

During 1995, the Company established the 1995 Non-employee Director Stock Option Plan ("Non-employee Director Option Plan"). The Non-employee Director Option Plan authorizes the grant of options for up to 150,000 shares of the Company's common stock. Each member of the Company's Board of Directors who is neither
(I) an employee nor an officer of the Company or Safeguard Scientific, Inc. ("Safeguard"), nor (II) an affiliate of Technology Leaders II L.P. or any related entity serving on the Board of Directors on March 21, 1995, was granted an option to purchase 30,000 shares of the Company's common stock. Each person who is neither (I) an employee nor an officer of the Company or Safeguard nor
(II) an affiliate of Technology Leaders II L.P. or any related entity who is first elected to the Board of Director after March 21, 1995, shall be automatically granted, on the date of such election without further action by the Board of Directors, an option to purchase 30,000 shares of the Company's common stock. The options were granted with an exercise price equal to the fair value on the date of grant, ranging from $10.00 to $17.25. Options generally vest ratably over a four year period and expire ten years from the date of grant. Options to purchase 120,000 shares of common stock were granted in 1995. At December 31, 1996, 120,000 options were outstanding and 43,122 shares were exercisable. Weighted average exercise price for the exercisable shares was $12.55. At December 31, 1996, the options outstanding had an average remaining contractual life of 9 years and an average weighted exercise price of $13.29.

EMPLOYEE STOCK PURCHASE PLAN

On December 14, 1994, the Board of Directors adopted the Company's 1994 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which was subsequently approved by stockholders at the annual meeting of stockholders in May 1995. The Company has authorized 1,500,000 shares of the Company's common stock for purchases under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase up to 1,500 shares of common stock per payment period, subject to limitations provided by Section 423(b) of the Internal Revenue Code, through accumulated payroll deductions. The purchases are made twice per year at a price equal to the lesser of (i) 85% of the average market price of the Company' common stock on the first business day of the payment period and (ii) 85% of the average market price of the Company's common stock on the last day of the payment period. Annual payment periods consists of two six-month periods, January 15 through July 14 and July 15 through January 14.

FINANCIAL ACCOUNTING STANDARD NO. 128, EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods.
SFAS 128 establishes standards for computing and presenting earnings per share
(EPS) and requires a dual presentation of basic and dilutive EPS. The Company estimates that basic EPS would have been $.48, $.32 and $.17 for the three years ended December 31, 1996, respectively. Dilutive EPS would not have been materially different from primary EPS presented in the accompanying supplemental consolidated financial statements.

PREFERRED STOCK

The certificate of incorporation was amended and restated, in December 1992, to increase the number of authorized shares of capital stock to include two million shares of preferred stock, par value $.01 per share, in one or more series.
The Board of Directors is authorized, subject to certain limitations prescribed by law to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series. The Company has not issued and, except pursuant to the preferred stock purchase rights described in Note O, has no present plans to issue any shares of preferred stock.

WARRANTS

In December 1992, the Company issued warrants to Safeguard for the purchase of 900,000 shares of common stock at a price of $2.00 per share. The warrants are exercisable for a five year period from the date of issuance. As of December 31, 1996, no warrants were exercised. The warrants were issued in consideration of Safeguard's commitment to guarantee a credit facility and a term note totaling $3.5 million for the Company. Under the Company's Facility, Safeguard's guarantee was subsequently released.

DIVIDENDS

Dividend distributions made by Peter Chadwick were made in accordance with the shareholder agreements in effect prior to the acquisition, and amounted to $1.9 million, $599,000 and $205,000 for the years ended December 31, 1996, 1995 and 1994.

The Facility with Fleet Bank prohibits the Company from paying any dividends or making any distributions either in cash or in kind on any class of its capital stock without Fleet Bank's prior consent. The Company currently intends to retain future earnings for use in its business and, therefore, does not expect to pay dividends in the foreseeable future.

Dividend distributions made by SCG, prior to the acquisition, were principally for reimbursement of income tax liabilities of its former stockholders due to SCG's S-Corporation tax status.

RECAPITALIZATION

In November of 1995, Peter Chadwick effected a recapitalization which included the exchange of 14,000,000 outstanding ordinary shares for 10,061,615 of Class B Preference Shares, 1,044,837 ordinary shares and $4,350,000 in cash. In addition, Peter Chadwick issued 256,250 Preferred Shares and 2,543,750 Class A Preference Shares to a new investor for total consideration of $4,350,000.

The effect of the recapitalization on the statement of stockholders' equity includes a reclassification of $3,763,000 from retained earnings to additional paid-in capital, primarily related to an increase in the par value amounts for the shares issued to effect the recapitalization. In addition, the issuance of the Preferred Shares and Class A Preference Shares and corresponding purchase of ordinary shares have been reflected as a net activity due to the offsetting effect on additional paid-in capital.

The classes of preferred shares had various redemption and conversion privileges, and rights to cumulative dividends. All classes of ordinary and preferred shares were exchanged for common stock of the Company in connection with the combination (see Note B).

EMPLOYEE TRUST

In November 1995, Peter Chadwick Limited Employee Trust (the "Trust") was formed for the purpose of providing benefits to Peter Chadwick employees and facilitating the acquisition of Peter Chadwick shares by, or for the benefit of, employees. The Trust is controlled by an independent trustee and, accordingly, the activity of the Trust is not reflected in the supplemental consolidated financial statements presented.

I. LEASE COMMITMENTS
   -----------------

On June 4, 1992, the Company entered into, among other building and equipment leases, a lease for a building in Cambridge, Massachusetts, that is used as its corporate headquarters. The building is owned by a trust, the sole beneficiary of which is the Chairman of the Company. The initial lease expires in August 2007, and is renewable for two additional five year terms. The lease provides for increases, which began in September 1995, based upon increases in the Consumer Price Index-Urban Wage Earners and Clerical Workers, U.S. City Average, All Items ("CPI").

Minimum future lease commitments under noncancelable operating leases for buildings and equipment in effect at December 31, 1996, are presented as follows (in thousands):

     1997                              $ 7,520
     1998                                5,272
     1999                                4,742
     2000                                3,694
     2001                                3,248
     Thereafter                          8,331
                                       -------
       Total minimum lease payments    $32,807
                                       =======

For the years ended December 31, 1996, 1995, and 1994, rental expense under all leases was approximately $6.3 million, $5.1 million, and $3.4 million, respectively, of which approximately $785,000, $765,000, and $775,000, respectively, related to the trust described above.

Minimum future lease commitments under noncancelable capital leases for equipment at December 31, 1996, are presented as follows (in thousands):

     1997                                            $    94
     1998                                                 80
     1999                                                 77
     2000                                                 18
     2001                                                  -
                                                     -------
     Total minimum payments                              269
     Less amounts representing interest                  (33)
                                                     -------
     Present value of minimum lease payments             236
     Current portion                                      74
                                                     -------
     Long-term obligation                            $   162
                                                     =======

J. OTHER COSTS
   -----------

Other costs consist of the following (in thousands):

                                                               1996     1995     1994
                                                            -------  -------  -------
     Facility costs and related expenses                    $30,318  $14,055  $ 8,091
     Non-billable project expenses                           10,339    7,239    5,050
     Non-billable staff travel                                7,473    5,696    3,758
     Education and training                                   4,407    2,233    1,861
                                                            -------  -------  -------
                                                            $52,537  $29,223  $18,760
                                                            =======  =======  =======

K. INCOME TAXES
   ------------

The components of income before income taxes and the related provision for income taxes for the years ended December 31, 1996, 1995, and 1994, are presented below (in thousands):

                                 1996     1995     1994
                               --------  -------  -------
Income before income taxes:
     Domestic                  $33,164   $19,904  $12,049
     Foreign                     7,089     5,826      851
                               -------   -------  -------
                               $40,253   $25,730  $12,900
                               =======   =======  =======
Provision for income taxes:
     Current:
       Federal                 $10,351   $ 5,860  $ 3,499
       Foreign                   3,420     2,192      248
       State                     3,023     1,595      910
                               -------   -------  -------
                                16,794     9,647    4,657
     Deferred:
       Federal                    (311)      363       57
       Foreign                    (207)       28       70
       State                       (48)       34        7
                               -------   -------  -------
                                  (566)      425      134
                               -------   -------  -------
     Total                     $16,228   $10,072  $ 4,791
                               =======   =======  =======

The Company's deferred tax assets and (liabilities) are comprised of the following as of December 31, 1996 and 1995, respectively (in thousands):

                                          1996    1995
                                         ------  ------
     Tax basis of software technology    $   -   $  50
     Bad debt reserves                     339      72
     Vacation accrual                      262      40
     Fixed asset depreciation             (471)   (388)
     Cash to accrual adjustments          (829)   (848)
     Other                                 389     199
                                         -----   -----
                                         $(310)  $(875)
                                         =====   =====

The table below reconciles the expected U.S. federal income tax provision to the recorded income tax provision (dollars in thousands):

                                          1996             1995         1994
                                     ---------------  ---------------  --------------
 Computed "expected"
   tax provision                     $14,089   35.0%  $ 9,006   35.0%  $4,386   34.0%
 State income taxes, net of
   federal income tax benefit          2,214    5.5     1,389    5.4      568    4.4
 Goodwill amortization                   282     .7       283    1.1      194    1.5
 Non-taxable S-Corporation income          -      -      (257)  (1.0)    (529)  (4.1)
 Other, net                             (357)   (.9)     (349)  (1.4)     172    1.3
                                     -------   ----   -------   ----   ------   ----
                                     $16,228   40.3%  $10,072   39.1%  $4,791   37.1%
                                     =======   ====   =======   ====   ======   ====

Prior to the acquisition on August 14, 1995, SCG had elected to be treated as an S-Corporation for income tax reporting purposes. Under this election, the individual stockholders are deemed to have received a pro rata distribution of taxable income of SCG (whether or not an actual distribution was made), which is included in their taxable income. Accordingly, SCG did not provide for income taxes. Pro forma net income per share, which reflects the provision for pro forma income taxes to the net income of SCG, is presented in the pro forma data section of the accompanying supplemental consolidated statements of operations. In addition, SCG's S-Corporation tax reporting status was terminated on the date of the acquisition and therefore, the undistributed earnings of $2.1 million as of the date of acquisition has been reclassified to additional paid-in-capital.

L.  NET INCOME PER SHARE
    --------------------

Net income per share data is computed using the weighted average number of common shares outstanding, the assumed exercise of stock options and warrants (using the treasury stock method), and the assumed issuance of a stock dividend at the beginning of each period to effect a stock split (see Note H). Net income per share data also reflects, when applicable, the assumed issuance, at the beginning of the period, of common stock of the Company and options to purchase common stock of the Company relating to the acquisitions of SCG, Axiom, NatSoft, Ramos, and Peter Chadwick which were accounted for using the pooling of interests method of accounting (see Note B). Primary and fully diluted income per share are the same for each period presented.

M. EMPLOYEE BENEFIT PLANS
   ----------------------

In 1992, the Company established a savings and profit-sharing plan (the "401(k) Plan") covering substantially all of the Company's employees. The 401(k) Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Company may elect to make contributions under the 401(k) Plan. Starting in 1994, the Company elected to make matching contributions based on a percentage of employees' contributions, subject to limitations as defined in the 401(k) Plan. In 1996, the Company completed the rollover of assets held under the SCG Profit-sharing Plan and the Axiom Profit-sharing Plan to the 401(k) Plan. Company matching contributions amounted to $845,000, $499,000, and $329,000 in 1996, 1995, and 1994, respectively.

NatSoft sponsored a defined contribution retirement plan (the "NatSoft Plan") for its employees. Under the NatSoft Plan, employees could contribute between 5% to 11% of insured salary depending on age and other factors. All employee contributions were matched by NatSoft. Employer matching contribution amounted to $202,000, $181,000, and $99,000 for the years ended December 31, 1996, 1995, and 1994, respectively. NatSoft also sponsored a defined contribution retirement plan for three executives who are also stockholders. NatSoft's contribution to this plan amounted to $150,000, and $296,000 for the years ended December 31, 1995, and 1994, respectively. In June 1996, the defined contribution retirement plan was terminated.

In 1992, Ramos established a savings and profit-sharing plan (the "Ramos Profit-sharing Plan") covering substantially all of Ramos' employees. The Ramos Profit-sharing Plan is qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended. Ramos may elect to make contributions under the Ramos Profit-sharing Plan. Ramos elected to make matching contributions based on a percentage of employees' contributions. Ramos' matching contributions amounted to $455,000, $227,000, and $82,000 for the years ended December 31, 1996, 1995, and 1994, respectively. The Company expects to rollover assets held under the Ramos Profit-sharing Plan to the 401(k) Plan during the first quarter of 1998.

N. COMMITMENTS AND CONTINGENCIES
   -----------------------------

In July 1996, a suit was filed against the Company in the United States District Court for the District of Colorado in Denver by Rocky Mountain Healthcare Corporation ("RMHC"). RMHC was seeking, among other things, a refund of $1.7 million of contract payments and related damages arising from the Company's alleged breach of an agreement pursuant to which the Company provided software system design and consulting services to RMHC. The suit included breach of contract and tort claims. In April 1997, the Company and RMHC agreed to dismiss with prejudice all claims and counterclaims. The terms of the dismissal agreement did not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

In July 1996, Axiom was served a demand for arbitration by a former shareholder of Axiom. The claims arose from Axiom's alleged failure to inform such shareholder of the Company's interest in acquiring Axiom at the time he sold his stock back to Axiom. The demand sought damages in excess of $3.3 million plus punitive damages, costs and attorneys' fees. The American Arbitration Association (the "AAA") arbitration was conducted in April and October 1997. Upon completion of the arbitration, the AAA determined that there was no failure to inform and no compensable damages resulting from breach of contract. The AAA also determined that Axiom was the prevailing party in the arbitration and is entitled to compensation from such shareholder for attorneys' fees and costs. Axiom and such shareholder have reached an agreement in principle on the determination and payment to Axiom of such amounts.

O.   SUBSEQUENT EVENTS
     -----------------

In October 1997, Cambridge Technology Capital Fund I L.P. (the "Fund") was formed with committed capital of approximately $23.4 million through the first closing. The committed capital increased to $25.0 million in a subsequent closing. The Fund is a limited partnership. A wholly owned subsidiary of the Company acts as the sole general partner of the Fund's general partner. The Company's capital commitment to the Fund is approximately $6.0 million. No more than two-thirds of the Fund's committed capital may be called before October 1999 without approval of the Fund's partners. The balance of the Fund's capital will be primarily provided by institutional investors and directors and employees of the Company. The Fund intends to invest in expansion stage, private companies providing products and services within areas of the Company's strategic expertise.

On June 23, 1997, the Board of Directors of the Company approved and adopted a Rights Plan pursuant to a Rights Agreement, and in connection therewith, declared a dividend of one preferred stock purchase right for each outstanding share of the Company's common stock, which dividend was paid on July 3, 1997 to holders of record of the Company at the close of business on July 3, 1997. One preferred stock purchase right will also be attached to each share of the Company's common stock issued after July 3, 1997. The rights are not presently transferable separate from the share of common stock with respect to which they were issued. The rights are subject to adjustment and become exercisable upon the occurrence of certain events described in the Rights Agreement. In general, the Company is entitled to redeem the rights at $.01 per right. The rights will expire on June 23, 2007 unless earlier redeemed or exchanged. As part of the Rights Plan, the Company designated 100,000 shares of its Preferred Stock as Series A Junior Participating Preferred Stock and reserved such shares for issuance upon exercise of the rights.

In April 1997, Peter Chadwick acquired the assets of a training facility located in the United Kingdom. The purchase price of approximately $1.9 million was allocated to land and buildings and Peter Chadwick recorded goodwill of $404,000 which is being amortized on a straight line basis over 5 years. As of September 30, 1997, accumulated amortization was $39,000. In addition, Peter Chadwick entered into a Loan Agreement with National Westminister Bank (the "Loan Agreement") to finance this acquisition. As of September 30, 1997, amounts due under the Loan Agreement were $808,000 with interest payments at a rate of 2% above the Bank of England base rate payable in monthly installments. The entire outstanding balance is due in 2005. The Company expects to repay all outstanding amounts and terminate the Loan Agreement in the first quarter of 1998.

P. SUPPLEMENTAL CASH FLOW INFORMATION
   ----------------------------------

Supplemental disclosures of cash flow information are presented as follows (in thousands):

                                        1996    1995    1994
                                       ------  ------  ------
     Cash paid during the year for:
       Interest                        $   46  $  343  $  189
       Income taxes                     4,428   3,671   4,897

During 1995, capital lease obligations of $357,000 were incurred by SCG, Axiom, and Ramos for the acquisition of certain equipment. During 1994, capital lease obligations of $50,000 were incurred by Ramos for the acquisition of certain equipment. In addition, the Company exchanged 1,275,000 shares of its common stock for 100% of the outstanding shares of CTP Scandinavia. Also in 1994, Axiom repurchased 200,000 shares of its common stock for $725,000.

Q.   GEOGRAPHIC INFORMATION
     ----------------------

Information about the Company's operations and total assets in North America and Europe is presented as follows (in thousands):

                                  1996      1995      1994
                                --------  --------  --------
Net revenues:
 North America                  $181,142  $115,940  $ 74,649
 Europe                           91,736    63,727    37,941
                                --------  --------  --------
Consolidated                    $272,878  $179,667  $112,590
                                ========  ========  ========

Income from operations:
 North America                  $ 29,278  $ 18,539  $ 11,753
 Europe                           10,178     5,746       892
                                --------  --------  --------
Consolidated                    $ 39,456  $ 24,285  $ 12,645
                                ========  ========  ========

Total assets at December 31:
 North America                  $105,766  $ 60,135  $ 38,515
 Europe                           41,878    28,037    19,883
                                --------  --------  --------
Consolidated                    $147,644  $ 88,172  $ 58,398
                                ========  ========  ========

North American operations consist primarily of information technology consulting and software development and implementation services in the United States. European operations consist of information technology consulting, software development and management consulting services principally in the United Kingdom, the Netherlands, Switzerland, Sweden, Norway, Ireland, Germany, and France, which have similar business environments. There are no intraenterprise sales for the periods presented.

R. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
   -------------------------------------------

The following table presents the unaudited supplemental quarterly financial information for the years ended 1996 and 1995 (in thousands, except per share data):

                                                          Quarters Ended
                              -----------------------------------------------------------------------
                                 March 31,           June 30,        September 30,      December 31,
                              ----------------  -----------------  ----------------  ----------------
                               1996     1995     1996      1995     1996     1995     1996     1995
                              -------  -------  -------  --------  -------  -------  -------  -------

Net revenues                  $55,866  $36,805  $65,341   $44,028  $72,582  $46,819  $79,089  $52,015

Income from operations          8,979    4,771    9,239     6,450   10,100    5,608   11,138    7,456

Income before income taxes      9,138    5,072    9,509     7,419   10,340    5,699   11,266    7,540

Net income                      5,424    2,920    5,595     4,454    6,088    3,448    6,918    4,836

Net income per share              .10      .05      .10       .08      .10      .06      .12      .09


              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                September 30,   December 31,
                                                                     1997           1996
                                                                --------------  ------------
                                                                 (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents                                           $ 45,301       $ 26,087
 Investments held to maturity                                          15,251         12,727
 Accounts receivable, less allowance of $2,179 and $1,670 at
   September 30, 1997 and December 31, 1996, respectively              90,238         60,186
 Unbilled revenue on contracts                                          6,303          4,087
 Deferred income taxes                                                    161            161
 Prepaid expenses and other current assets                             24,960         17,831
                                                                     --------       --------
   Total current assets                                               182,214        121,079

Property and equipment, net                                            30,793         20,591
Other assets                                                            5,090          3,462
Goodwill, net                                                           2,278          2,512
                                                                     --------       --------
   Total assets                                                      $220,375       $147,644
                                                                     ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                    $ 20,301       $ 12,938
 Accrued expenses                                                      34,412         24,188
 Deferred revenue                                                       9,420          5,453
 Income taxes payable                                                  11,023          6,173
 Other current liabilities                                                 86             74
                                                                     --------       --------
   Total current liabilities                                           75,242         48,826

Obligations under capital leases                                          111            162
Deferred income taxes                                                     471            471
Long term debt                                                            808              -

Commitments and contingencies

Stockholders' equity:
 Common stock, $.01 par value, authorized 120,000,000
   shares;  issued and outstanding 53,509,275 and 51,687,220
   at September 30, 1997 and December 31, 1996, respectively              535            517
 Additional paid-in capital                                            72,526         49,385
 Retained earnings                                                     72,650         48,158
 Foreign currency translation adjustment                               (1,968)           125
                                                                     --------       --------
   Total stockholders' equity                                         143,743         98,185
                                                                     --------       --------
   Total liabilities and stockholders' equity                        $220,375       $147,644
                                                                     ========       ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (unaudited)

                                     Three Months Ended       Nine Months Ended
                                         September 30,          September 30,
                                  -------------------------  --------------------
                                      1997         1996        1997       1996
                                  -----------  ------------  ---------  ---------
Net revenues                        $108,594       $72,582   $287,342   $193,789
Costs and expenses:
 Project personnel                    48,704        32,979    128,568     89,382
 General and administration           11,832         8,927     32,720     23,433
 Sales and marketing                   9,999         5,884     26,419     16,001
 Other costs                          22,049        14,692     55,979     36,655
                                    --------       -------   --------   --------
   Total operating expenses           92,584        62,482    243,686    165,471
                                    --------       -------   --------   --------

Income from operations                16,010        10,100     43,656     28,318
Other income (expense):
 Interest income                         632           296      1,633        757
 Interest expense                        (31)          (10)      (107)       (69)
 Foreign exchange (loss)                 (65)          (46)       (60)       (19)
                                    --------       -------   --------   --------

Income before income taxes            16,546        10,340     45,122     28,987
Provision for income taxes             6,633         4,252     18,134     11,880
                                    --------       -------   --------   --------

Net income                          $  9,913       $ 6,088   $ 26,988   $ 17,107
                                    ========       =======   ========   ========

Net income per share                $    .17       $   .10   $    .46   $    .30
                                    ========       =======   ========   ========

Weighted average number of
 common and common
 equivalent shares outstanding        59,479        58,561     58,647     57,487
                                    ========       =======   ========   ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                           Nine Months Ended September 30,
                                                          ---------------------------------
                                                                1997             1996
                                                          ----------------  ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                       $ 26,988         $ 17,107
Amounts that reconcile net income to net cash provided
 by operating activities:
 Depreciation and amortization                                      6,234            4,483
 Tax benefit from exercise of stock options                         8,900            5,498
 Provision for deferred income taxes                                    -              451
 Increase in accounts receivable                                  (31,480)         (27,654)
 Increase in unbilled revenue on contracts                         (2,396)          (1,521)
 Increase in prepaid expenses and other current assets             (7,544)          (4,598)
 Increase in accounts payable                                       7,735            6,774
 Increase in accrued expenses                                      10,860            7,613
 Increase in deferred revenue                                       4,099            6,399
 Increase in income taxes payable                                   4,634            1,952
 Other, net                                                        (1,612)            (215)
                                                                 --------         --------
   Net cash provided by operating activities                       26,418           16,289
                                                                 --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment                               (16,823)         (10,793)
Purchase of investments held to maturity                          (15,107)         (15,450)
Maturity of investments held to maturity                           12,583           11,746
                                                                 --------         --------
   Net cash used in investing activities                          (19,347)         (14,497)
                                                                 --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Net payments under credit arrangements                                  -             (325)
Proceeds from long-term debt                                          808                -
Repayment of long-term debt and capital leases                        (38)            (135)
Proceeds from employee stock purchase plan                          4,914            2,071
Dividend distributions                                             (1,939)          (1,567)
Proceeds from exercise of stock options                             8,787            5,584
Other, net                                                              -                -
                                                                 --------         --------
   Net cash provided by financing activities                       12,532            5,628
                                                                 --------         --------

Effect of foreign exchange rate changes on cash                      (389)            (412)

Net increase in cash and cash equivalents                          19,214            7,008
Cash and cash equivalents at beginning of period                   26,087           11,081
                                                                 --------         --------
Cash and cash equivalents at end of period                       $ 45,301         $ 18,089
                                                                 ========         ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

A.  BASIS OF REPORTING
    ------------------

The accompanying supplemental consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") have been prepared to give retroactive effect to the acquisition of Peter Chadwick Holdings Limited ("Peter Chadwick"), a management consulting firm specializing in the implementation of operational strategies and performance improvement programs. Generally accepted accounting principles proscribe giving effect to consummated business combinations accounted for by the pooling of interests method in financial statements that do not include the date of consummation. The supplemental consolidated financial statements presented herein do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

The accompanying supplemental consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and balances have been eliminated in consolidation. Certain prior period amounts have also been reclassified to conform with current period presentation. In the opinion of management, the supplemental consolidated financial statements reflect all normal and recurring adjustments, which are necessary for a fair presentation of the Company's financial position, results of operations, and cash flows as of the dates and for the periods presented.
The supplemental consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Consequently, these statements do not include all the disclosures normally required by generally accepted accounting principles for annual financial statements nor those normally made in the Company's Annual Report on Form 10-K. Accordingly, reference should be made to the Company's supplemental consolidated financial statements for the years ending December 31, 1996 and 1995 included in this Prospectus for additional disclosures, including a summary of the Company's accounting policies, which have not changed. The supplemental consolidated results of operations for the three and nine months ended September 30, 1997, are not necessarily indicative of results for the full year.

B.  POOLING OF INTERESTS
    --------------------

On November 24, 1997, the Company acquired all the outstanding capital stock of Peter Chadwick. This acquisition was accomplished through an exchange of 3,255,731 shares of the Company's common stock for all outstanding shares of capital stock and options to purchase ordinary shares of Peter Chadwick. This acquisition has been accounted for using the pooling of interests method of accounting. Founded in 1987 and based in the United Kingdom, Peter Chadwick specializes in the implementation of operational strategies and performance improvement programs. Peter Chadwick currently has offices in the U.K, Germany, Holland, France and the U.S. and had approximately 325 employees at the time of the acquisition. Costs, which consist primarily of accounting fees, legal fees and business integration costs, related to this acquisition approximated $4.5 million and are not included in the accompanying supplemental consolidated results of operations as they will be charged to operating expenses in the fourth quarter of 1997.

The Company's previously issued historical consolidated financial statements have been prepared to give retroactive effect to the Company's 1996 and 1995 acquisitions of Ramos & Associates, Inc. ("Ramos") (now known as Cambridge Technology Partners-Enterprise Resource Solutions, Inc.) , NatSoft S.A. ("NatSoft") (now known as Cambridge Switzerland, S.A.), The Systems Consulting Group, Inc. ("SCG") and Axiom Management Consulting, Inc. ("Axiom"), in accordance with pooling of interests requirements.

C.  PETER CHADWICK ACQUISITION
    --------------------------

In April 1997, Peter Chadwick acquired the assets of a training facility located in the United Kingdom. The purchase price of approximately $1.9 million was allocated to land and buildings and Peter Chadwick recorded goodwill of $404,000 which is being amortized on a straight line basis over 5 years. As of September 30, 1997, accumulated amortization was $39,000. In addition, Peter Chadwick entered into a Loan Agreement with National Westminister Bank (the "Loan Agreement") to finance this acquisition. As of September 30, 1997, amounts due under the Loan Agreement were $808,000 with interest payments at a rate of 2% above the Bank of England base rate payable in monthly installments. The entire outstanding balance is due in 2005.

The Company expects to repay all outstanding amounts and terminate this agreement in the first quarter of 1998.

D. NET INCOME PER SHARE
   --------------------

Net income per share data is computed using the weighted average number of common shares outstanding, the assumed exercise of stock options and warrants (using the treasury stock method), and the assumed issuance of a stock dividend at the beginning of each applicable period to effect a stock split. Net income per share data also reflects, when applicable, the assumed issuance, at the beginning of the period, of common stock of the Company and options to purchase common stock of the Company relating to the acquisitions of SCG, Axiom, NatSoft, Ramos, and Peter Chadwick which were accounted for using the pooling of interests method of accounting (see Note B). Primary and fully diluted income per share are the same for each period presented.

E.  FOREIGN EXCHANGE CONTRACTS
    --------------------------

The Company maintains foreign exchange contracts to mitigate the risk of changes in foreign exchange rates associated with intercompany balances. The contracts relate primarily to European currencies and generally have maturities of one month. The impact of exchange rate movements on contracts are recorded in other income for the period in which the exchange rates change, generally consistent with the term of the contract. As of September 30, 1997, the Company held foreign exchange forward contracts of approximately $4.4 million and there were no related deferred gains and losses. The Company does not hold foreign exchange contracts for trading purposes.

F.  ACCOUNTING PRONOUNCEMENTS
    -------------------------

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and requires a dual presentation of basic and dilutive EPS. The Company estimates that basic EPS would have been $.19 and $.51 for the three and nine months ended September 30, 1997, respectively. Dilutive EPS would not have been materially different from primary EPS presented in the accompanying supplemental consolidated financial statements.

In July 1997, FASB issued Statement of Financial Accounting Standards No. 130 - "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997, with earlier application permitted. The Company is currently assessing the impact of SFAS 130.

G.   SUBSEQUENT EVENTS
     -----------------

As discussed in Note B, the Company acquired all outstanding shares of capital stock and options to acquire capital stock of Peter Chadwick on November 24, 1997.

In November 1997, the Board of Directors adopted the 1997 Stock Option Plan (the "1997 Option Plan") under which the Company may elect to grant nonqualified stock options to purchase up to 450,000 shares of common stock to employees and consultants of the Company. Options granted in 1997 under the Company's amended 1991 Stock Option Plan and the 1997 Option Plan generally vest over a four year period and expire five years from the date of vesting.

In October 1997, Cambridge Technology Capital Fund I L.P. (the "Fund") was formed with committed capital of approximately $23.4 million through the first closing. The committed capital increased to $25.0 million in a subsequent closing. The Fund is a limited partnership. A wholly owned subsidiary of the Company acts as the sole general partner of the Fund's general partner. The Company's capital commitment to the Fund is approximately $6.0 million. No more than two-thirds of the Fund's committed capital may be called before October 1999 without approval of the Fund's partners. The balance of the Fund's capital will be primarily provided by institutional investors and directors and employees of the Company. The Fund intends to invest in expansion stage, private companies providing products and services within areas of the Company's strategic expertise.

In July 1996, Axiom was served a demand for arbitration by a former shareholder of Axiom. The claims arose from Axiom's alleged failure to inform such shareholder of the Company's interest in acquiring Axiom at the time he sold his stock back to Axiom. The demand sought damages in excess of $3.3 million plus punitive damages, costs and attorneys' fees. The American Arbitration Association (the "AAA") arbitration was conducted in April and in October 1997. Upon completion of the arbitration, the AAA determined that there was no failure to inform and no compensable damages resulting from breach of contract. The AAA also determined that Axiom was the prevailing party in the arbitration and is entitled to compensation from such shareholder for attorneys' fees and costs. Axiom and such shareholder have reached an agreement in principle on the determination and payment to Axiom of such amounts.

--------------------------------------------------------------------------------
No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information                                                       2
Incorporation of Certain Information by Reference                           3
The Company                                                                 4
Recent Developments                                                         5
Risk Factors                                                                6
Use of Proceeds                                                             8
Selling Stockholders                                                        9
Plan of Distribution                                                       12
Legal Matters                                                              13
Experts                                                                    13
Index to Supplemental Consolidated Financial Statements                   F-1

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               3,255,731 SHARES

                        CAMBRIDGE TECHNOLOGY PARTNERS
                             (MASSACHUSETTS), INC.

                                 COMMON STOCK

                                  ----------

                                  PROSPECTUS

                                  ----------


                              DECEMBER ___, 1997

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:

SEC Registration Fee................................           $36,016.52
Nasdaq Filing Fees..................................            17,500.00
Legal fees and expenses.............................            20,000.00
Accounting fees and expenses........................            20,000.00
                                                               ----------
TOTAL...............................................           $93,516.52
                                                               ==========

     The Company will bear all expenses shown above.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Delaware General Corporation Law, the Company's Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated By-laws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's Amended and Restated Certificate of Incorporation, as amended, filed as Exhibit 4.1 to this Registration Statement on Form S-3 and the Company's Amended and Restated By-laws filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 33-56338). The Company maintains directors' and officers' liability insurance to insure the directors and certain officers of the Company against certain liabilities and certain expenses in connection therewith which arise out of or in connection with their capacities as such.

ITEM 16. EXHIBITS.

   4.1 Amended and Restated Certificate of Incorporation of the Company, as amended**

   4.2 Rights Agreement, dated as of June 23, 1997, by and between Cambridge Technology Partners (Massachusetts), Inc. and ChaseMellon Shareholder Services, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company's Report on Form 8-K, dated June 23, 1997, and filed on July 1, 1997).*

   5      Opinion of Testa, Hurwitz & Thibeault, LLP**

   23.1   Consent of Coopers & Lybrand L.L.P., Independent Accountants**
   23.2   Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5)**
   24     Power of Attorney (included on signature page)**
   27     Restated Financial Data Schedules**
------------------------
* Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.

** Filed herewith.


ITEM 17. UNDERTAKINGS.

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and


        (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where appropriate, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts on December 23, 1997.

                                    CAMBRIDGE TECHNOLOGY PARTNERS
                                     (MASSACHUSETTS), INC.


                                    BY: /S/ ARTHUR M. TOSCANINI
                                        ---------------------------------
                                        ARTHUR M. TOSCANINI
                                        EXECUTIVE VICE PRESIDENT, FINANCE


                        POWER OF ATTORNEY AND SIGNATURES

          We, the undersigned officers and directors of Cambridge Technology Partners (Massachusetts), Inc., hereby severally constitute and appoint James K. Sims, Arthur M. Toscanini and James P. O'Hare, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, and generally do all things in our names and on our behalf in such capacities to enable Cambridge Technology Partners (Massachusetts), Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

          Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                      TITLE(S)                                      DATE
---------                      --------                                      ----

/S/ JAMES K. SIMS              PRESIDENT, CHIEF EXECUTIVE OFFICER AND        DECEMBER 23, 1997
-----------------------------  DIRECTOR (PRINCIPAL EXECUTIVE OFFICER)
JAMES K. SIMS

/S/ ARTHUR M. TOSCANINI        EXECUTIVE VICE PRESIDENT, FINANCE, CHIEF      DECEMBER 23, 1997
-----------------------------  FINANCIAL OFFICER AND TREASURER
ARTHUR M. TOSCANINI            (PRINCIPAL FINANCIAL OFFICER AND
                               PRINCIPAL ACCOUNTING OFFICER)

/S/ WARREN V. MUSSER           DIRECTOR                                      DECEMBER 23, 1997
-----------------------------
WARREN V. MUSSER

SIGNATURE                      TITLE(S)                                      DATE
---------                      --------                                      ----
/S/ JAMES C. TEMPEL            DIRECTOR                                      DECEMBER 23, 1997
-----------------------------
JAMES C. TEMPEL

/S/ ROBERT E. KEITH, JR.       DIRECTOR                                      DECEMBER 23, 1997
-----------------------------
ROBERT E. KEITH, JR.

/S/ JACK L. MESSMAN            DIRECTOR                                      DECEMBER 23, 1997
-----------------------------
JACK L. MESSMAN

/S/ JOHN W. PODUSKA, SR.       DIRECTOR                                      DECEMBER 23, 1997
-----------------------------
JOHN W. PODUSKA, SR.

/S/ JAMES I. CASH, JR.         DIRECTOR                                      DECEMBER 23, 1997
-----------------------------
JAMES I. CASH, JR.

/S/ JAMES D. ROBINSON III      DIRECTOR                                      DECEMBER 23, 1997
-----------------------------
JAMES D. ROBINSON III

                                 EXHIBIT INDEX

Exhibit No.      Description of Exhibit
-----------      ----------------------

   4.1           Amended and Restated Certificate of Incorporation of the
                 Company, as amended**
   4.2           Rights Agreement, dated as of June 23, 1997, by and between
                 Cambridge Technology Partners (Massachusetts), Inc. and
                 ChaseMellon Shareholder Services, LLC, as Rights Agent
                 (incorporated herein by reference to Exhibit 4.1 to the
                 Company's Report on Form 8-K, dated June 23, 1997, and filed on
                 July 1, 1997).*
   5             Opinion of Testa, Hurwitz & Thibeault, LLP**
   23.1          Consent of Coopers & Lybrand L.L.P., Independent Accountants**
   23.2          Consent of Testa, Hurwitz & Thibeault, LLP (included in
                 Exhibit 5)**
   24            Power of Attorney (included on signature page)**
   27            Restated Financial Data Schedules**
------------------------
* Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.

** Filed herewith.